Exhibit 99.1

Bragg’s ORYX Gaming Adds Content to SkillOnNet Casino Brands in the UK

UK presence grows with game content expanded to numerous casino brands

Toronto, January 7, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), continues to grow its presence in the UK with the addition of its content to a number of casino brands operated by SkillOnNet in the market.

This partnership with SkillOnNet is the latest in a string of agreements that have seen ORYX rapidly establish a presence in the UK iGaming market following receipt of its supplier licence from the Gambling Commission in November.

Following a successful integration, games developed by ORYX’s in-house studio as well as exclusive content from GAMOMAT and Peter & Sons, are available on an array of casino brands powered by SkillOnNet, including PlayOJO, PlayMillion, Slingo.com, SpinGenie and ZebraWins.

Egyptian Magic, the debut title from soon-to-be launched studio Atomic Slot Lab, powered by Bragg, will also be made available to local players.

In addition to the UK, SkillOnNet holds licenses in a number of key European markets, including Portugal, Spain, Sweden, Denmark, Germany and Malta.

ORYX intends to further expand in the UK in 2022, with the market offering ample opportunity and growth potential. The total addressable market (TAM) for the UK’s online casino sector in 2021 is approximately US$5.5 billion (£4.1 billion) according to H2 Gambling Capital.

Bragg expects its global market expansion initiatives will increase its TAM six-fold in 2022 to more than US$18 billion, of which the UK market will account for just under one third.

Chris Looney, Chief Commercial Officer at Bragg, said: “We have hit the ground running in the UK and are thrilled to have partnered with a number of leading operators so swiftly after receiving our UK licence. This agreement with SkillOnNet for the distribution of our content across their many brands is testimony to the player appeal of our content in the UK which we expect will allow us to continuously grow our share.”

Jani Kontturi Head of Games at SkillOnNet, said: “We are always looking for exciting new content to add to our offering and ORYX brings a diverse mix of unique and entertaining games that we are confident will resonate with our players in the UK.”

ENDS

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group